SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of December 2003

                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel

                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                [X] Form 20-F                   [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                [ ] Yes                         [X] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated December 8, 2003.





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                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AMERICAN ISRAELI PAPER MILLS
                                  LTD.

                                  (Registrant)

                                  By: /s/ Lea Katz
                                      ------------------------------------------
                                      Name:  Lea Katz
                                      Title: Corporate Secretary

Dated:  December 8, 2003.

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

                                  EXHIBIT INDEX
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      EXHIBIT NO.           DESCRIPTION
      -----------           -----------

         1.                 Press release dated December 8, 2003.





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

                                    EXHIBIT 1

                            NEWS

                            CLIENT: American Israeli
                                    Paper Mills

                            AGENCY CONTACT: Philip Y. Sardoff

                            FOR RELEASE:         IMMEDIATE


              AMERICAN ISRAELI PAPER MILLS INTENDS TO RAISE CAPITAL
              -----------------------------------------------------
                         THROUGH THE ISSUE OF DEBENTURES
                         -------------------------------

Hadera, Israel, December 8, 2003...American Israeli Paper Mills Ltd. ("The Company") {ASE:AIP} announced that following the decision of the board of directors dated December 7, 2003, the Company intends to raise up to NIS 200 million (app.$45 million) through the issuance of debentures to institutional investors by private placement, through a tender offer that the Company intends to conduct this month.

The debentures will be linked to the CPI and shall carry an interest rate to be decided upon.

The debentures will not be registered for trade on any stock exchange.